

January 6, 2012

<u>Via E-mail</u>
Richard J. Lieb
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022

>   **Re: Greenhill & Co., Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 1, 2011**
>   **File No. 001-32147**

Dear Mr. Lieb:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 46

1.   We note your disclosure that there were no significant changes in your internal controls or in other factors that could significantly affect such internal controls subsequent to the date of their evaluation. Please confirm that you will revise your disclosure in future

filings to state, if true, there were no changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph c of Item 308 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 3 – Acquisition, page F-16

2.   Please provide us with an analysis explaining how you determined the acquisition-date fair value of the Performance Stock issued as contingent consideration in the Caliburn acquisition.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Results of Operations

Advisory Revenues, page 24

3.   We note your disclosure of the number of clients from which you earned $1 million or more during the nine months ended September 30, 2011 and 2010. We believe this is useful disclosure in that it promotes comparability of trends in the volume of your advisory assignments. Additionally, we note your disclosure of advisory assignments completed in the third quarter of 2011. In future filings, please consider expanding your disclosure to also include the advisory assignments completed in the corresponding quarter in the preceding year to further promote comparability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard J. Lieb
Greenhill & Co., Inc.
January 6, 2012
Page 3

You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Angela Connell

Stephanie L. Hunsaker
Senior Assistant Chief Accountant